Exhibit 99.1

Mecox Lane Limited Announces Notice of Annual General Meeting

SHANGHAI, April 16, 2012 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011, today announced that its annual general meeting (“AGM”) will be held on Thursday, May 10, 2012 at 10:00 AM (Hong Kong time) at 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Stockholders of record at the close of business on April 9, 2012 are entitled to notice of and to vote at the annual meeting and any adjournment thereof.

The Notice of AGM, an accompanying proxy form for completion by holders of depository interests and a 2012 share incentive plan that will be voted upon at the AGM are all available on Mecox Lane’s investor relations website at http://ir.m18.com/agm.cfm.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network.  Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com